Exhibit 12.6

Pepco Computation of Earnings to Combined Fixed Charges For the Six Months Ended June 30, 2016	Six Months Ended 30-Jun 2016
Pre-tax income (loss) from continuing operations after adjustment for income or loss from equity investees, minority interest,capitalized interest and preference security dividend requirements
Income from continuing operations before income taxes and minority interest	(61)
Plus (income) loss from equity investees	0
Less capitalized interest	(3)
Less preference security dividend requirements	—
Less minority interest in pre-tax income of subs that have not incurred fixed charges	—

(64)
Fixed charges:
Interest expense and amortization of debt discount and premium on all indebtedness	70
Interest component of rental expense	4
Distributions on mandatorily redeemable preferred securities	—
Preferred stock dividend requirements	—

74

Pre-tax income (loss) from continuing operations after adjustment for income or loss from equity investees, capitalized interest and preference security dividend requirements plus fixed charges	10

Ratio of earnings to fixed charges	0.1